Contractor Plus, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-82,296.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	130.96
Apple	-1,054.87
Impact Radius	-400.00
Thumbtack	-509.55
Refund Claims	19.00
Accumulated Depreciation - Office Equipments	275.75
Accrued Expenses	8,420.99
Deferred Revenue	25,151.81
Salary Payable	-265.00
Short Term Loan	-2,278.03
Short Term Loan:Quickbooks loan	15,000.00
Short Term Loan:Stripe Loan	4,606.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**49,097.32**
Net cash provided by operating activities	**$ -33,198.98**
INVESTING ACTIVITIES	
Office Equipments	-3,584.65
Net cash provided by investing activities	**$ -3,584.65**
FINANCING ACTIVITIES	
Convertible Loan	5,676.36
Opening Balance Equity	-2.50
Net cash provided by financing activities	**$5,673.86**
NET CASH INCREASE FOR PERIOD	**$ -31,109.77**
Cash at beginning of period	44,415.74
CASH AT END OF PERIOD	**$13,305.97**